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                               November 23, 2020

       Douglas Horne
       Chief Financial Officer
       Gannett Co., Inc.
       7950 Jones Branch Drive
       McLean, VA 22107

                                                        Re: Gannett Co., Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            Form 10-Q for the
Period Ended September 30, 2020
                                                            Filed November 3,
2020
                                                            File No. 001-36097

       Dear Mr. Horne:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarter Ended September 30, 2020

       Note 13. Commitments, contingencies and other matters, page 22

   1. In your disclosure for environment contingencies, you disclose a settlement was reached with the EPA in 2016
and the final costs cannot be determined until the investigation is complete, a
determination is made on whether any remediation is necessary, and contributions from
other PRPs are finalized. Pursuant to ASC 450-20-50, revise future filings to disclose an
estimate of the reasonably possible loss or range of loss in addition to any amounts accrued
or a statement that such an estimate cannot be made.
 Douglas Horne
FirstName LastNameDouglas   Horne
Gannett Co., Inc.
Comapany 23,
November  NameGannett
               2020     Co., Inc.
November
Page 2    23, 2020 Page 2
FirstName LastName
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

2. Please revise your disclosures in future filings to quantify the change and the reasons for the change if more than one factor is involved, in order for an investor to discern the relative contribution of each of the multiple components cited to the total change, and avoid using terms such as "primarily" or "partially offset" unless the other factors are not material. For example, you indicated that the increase in publishing and marketing solutions revenues primarily due to acquisition-related revenues, including revenue contributed by Legacy Gannett, partially offset by the impacts of COVID-19. Please revise future filings to quantify material changes attributed to factors other than your acquisition of Legacy Gannett, such as the impact of the COVID-19 pandemic or changes in your legacy operations.

         Additionally, include an analysis of the known material trends, events, demands, commitments and uncertainties, such as changes in consumer preferences. For example, we note that digital advertising and marketing services revenues for the nine months ended September 30, 2020 were 23% of total revenues as compared to 11% for the nine months ended September 30, 2019.

         Please refer to SEC Release Nos. 33-6835 and 33-8350 and CF Disclosure Topic 9 for
         further guidance. As part of your response, please provide us with an example of the disclosure to be included in future filings.
3. In your Form 10-K, you provide various types of subscriber data such as paid circulation volume, average daily print readership, digitally activated subsribers. Revise to include relevant subscriber metrics for the periods presented to illustrate volume trends in your revenues. Please refer to the metrics guidance set forth in SEC Release No. 33-10751.
Form 10-K for the Year Ended December 31, 2019

Item 9A. Controls and Procedures, page 110

4. We note your disclosure in the first paragraph that your principal executive officer and your principal financial officers concluded that, with the exception of the material weakness, your disclosure controls and procedures were effective as of the end of the period covered by this annual report. In Sections II.D and E of SEC Release 33-8238, the
         Commission recognizes that there is substantial overlap between internal controls over financial reporting and disclosure controls and procedures. Accordingly, please note that this type of qualification of your conclusion with respect to disclosure controls and procedures is not allowed. Please amend your Form 10-K to correct this statement and conclude your disclosure controls and procedures were not effective. Alternatively, based on your facts and circumstances (i.e., the proximity to the end of fiscal 2020 and your conclusion in your most recent Form 10-Q that disclosure controls and procedures were not effective), you may choose to include a statement in your Form 10-K for 2020 that the
 Douglas Horne
Gannett Co., Inc.
November 23, 2020
Page 3
         prior conclusion in your Form 2019 10-K was incorrect and should have been not effective.
5. Please file revised certifications that include paragraphs 4 and 5 if you amend your Item
         307 of Regulation S-K disclosures in the 2019 Form 10-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour, Branch Chief, at (202) 551-3379 with any questions.



FirstName LastNameDouglas Horne                               Sincerely,
Comapany NameGannett Co., Inc.
                                                              Division of
Corporation Finance
November 23, 2020 Page 3                                      Office of
Manufacturing
FirstName LastName